# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Connect Biopharma Holdings Limited, CIK 0001835268
CUSIP: G23549101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 03/31/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002010692
Persons authorized to receive notices and communications: James Huang, Panacea Venture, No. 5, Lane 1350, Fuxing Middle Road, Xuhui District, Shanghai, China (F4), 200031, (86-21) 6176-1101

## Reporting persons
- Panacea Innovation Limited (CIK 0002010692): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,160,000; sole dispositive power 0; shared dispositive power 13,160,000; aggregate amount beneficially owned 13,160,000 (21.2% of the class)
- Panacea Venture Healthcare Fund II, L.P. (CIK 0001869939): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,160,000; sole dispositive power 0; shared dispositive power 13,160,000; aggregate amount beneficially owned 13,160,000 (21.2% of the class)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 13,160,000; sole dispositive power 0; shared dispositive power 13,160,000; aggregate amount beneficially owned 13,160,000 (21.2% of the class)
- James Huang (CIK 0001573160): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 13,160,000; sole dispositive power 0; shared dispositive power 13,160,000; aggregate amount beneficially owned 13,160,000 (21.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Connect Biopharma Holdings Limited
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200, San Diego, California (CA), 92130
Comment: This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 13, 2024 (as amended to date, the "Schedule 13D"), relating to the Ordinary Shares, par value $0.000174 per share (the "Ordinary Shares") of Connect Biopharma Holdings Limited (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 31, 2026, in connection with the closing of the Offering (as defined below), Panacea Venture Healthcare Fund II, L.P. purchased 1,160,000 Ordinary Shares at a price of $3.45 per Ordinary Share. Panacea Venture Healthcare Fund II, L.P. obtained the funds used to purchase the Ordinary Shares through capital contributions from its partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Securities Purchase Agreement

On March 29, 2026, Panacea Venture Healthcare Fund II, L.P., together with certain other investors, entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer, pursuant to which the Issuer agreed to sell an aggregate of 6,130,000 Ordinary Shares (the "Offering"). Pursuant to the Securities Purchase Agreement, Panacea Venture Healthcare Fund II, L.P. purchased 1,160,000 Ordinary Shares at a price of $3.45 per Ordinary Share. The Offering closed on March 31, 2026.

Pursuant to the Securities Purchase Agreement, the Issuer agreed to file a registration statement with the Securities and Exchange Commission within 45 days after the closing of the Offering covering the resale of the Ordinary Shares issued to the investors pursuant to the Securities Purchase Agreement.

Additionally, James Huang has agreed not to sell or otherwise dispose of any Ordinary Shares held by him for a period ending 45 days after the closing of the Offering (the "Lock-up Agreement") without first obtaining the written consent of the Placement Agents (as defined in the Securities Purchase Agreement). The Lock-up Agreement is included as Exhibit A to the Securities Purchase Agreement.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of Ordinary Shares as of the date of this filing, based upon (1) 55,903,513 Ordinary Shares outstanding as of October 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2025 and (2) 6,130,000 Ordinary Shares issued by the Issuer in connection with the Offering, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2026.

Panacea Venture Healthcare Fund II, L.P. is the record holder of the Ordinary Shares reported herein. James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares directly reported herein, but each disclaims such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 5, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Securities Purchase Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 2:
Securities Purchase Agreement, dated March 29, 2026, by and between Connect Biopharma Holdings Limited and each of the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2026).

## Signatures
- Panacea Innovation Limited: /s/ James Huang, James Huang, Founding Managing Partner (04/01/2026)
- Panacea Venture Healthcare Fund II, L.P.: By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner, By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (04/01/2026)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: /s/ James Huang, James Huang, Founding Managing Partner (04/01/2026)
- James Huang: /s/ James Huang, James Huang (04/01/2026)